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                                                             Leonard A. Pierce

February 19, 2008                                          +1 617 526 6440 (t)
                                                           +1 617 526 5000 (f)
Via Edgar Correspondence                         leonard.pierce@wilmerhale.com

Mr. Keith A. O'Connell
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Barclays Global Investors Funds (the "Registrant")
    SEC File Nos. 033-54126; 811-07332

Dear Mr. O'Connell:

   This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2008 concerning Amendment No. 62 (Amendment No. 66 under the Investment Company Act of 1940) to the Registrant's registration statement on Form N-1A that the Registrant filed with the SEC on December 27, 2007 in order to register the Capital Shares class for each of its Money Market Fund series (the "Capital Shares Amendment").

   Each of your comments is summarized below, followed by the Registrant's response.

Comment 1

   It is the position of the staff of the SEC that a fund must specifically identify in its prospectus any dates and times it computes its net asset value (commonly referred to as "closes") other than times when the New York Stock Exchange closes.

Response 1

   Accepted. As discussed, the Registrant will revise the language on page 11 of its Prospectus relating to the Capital Shares class of its Money Market Fund series to specifically list the days on which its Money Market Fund series are closed (new language denoted by underlining):

   The Funds are generally open Monday through Friday and are closed on weekends and generally closed on all other days that the primary markets for the Master Portfolios' portfolio securities (i.e., the bond markets) are closed or the Fedwire Funds Service is closed. The holidays on which both the Fedwire and the bond markets are closed currently are: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Memorial Day, Independence Day, Labor Day,

      Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston,
                              Massachusetts 02109
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Mr. Keith O'Connell
February 19, 2008
Page 2

   Columbus Day, Veterans Day, Thanksgiving Day and Christmas Day. The Institutional Money Market Fund and the Prime Money Market Fund do not intend to (but reserve the right to) close early on a Business Day prior to a U.S. national holiday for the bond markets if the bond markets close early on such Business Day. The Government Money Market Fund and the Treasury Money Market Fund generally will close early on a Business Day prior to a U.S. national holiday for the bond markets if the bond markets close early on such Business Day.

   The days on which both the Fedwire and the bond markets are currently closed are "customary national business holidays," within the meaning of Rule 22c-1 under the Investment Company Act of 1940. Specifically, the holidays on which both the Fedwire and the bond markets are currently closed are the same holidays on which the New York Stock Exchange is currently closed with one exception - both the Fedwire and the bond markets are open on Good Friday while the New York Stock Exchange is closed on Good Friday.

   As such, the Registrant believes that both its existing policy regarding when its Money Market Fund series calculate their net asset values and its prior disclosure identifying in a general manner in its Prospectus, and specifically listing in its Statement of Additional Information, the customary national business holidays on which its Money Market Fund series calculate their net asset values, satisfy the requirements of the Investment Company Act of 1940 (including without limitation Section 22(e)), the rules thereunder (including without limitation Rules 22c-1 and 22e-2), and the requirements of Form N-1A (including without limitation paragraph (a)(3) of Item 6 and Instruction 1 thereto, and the requirements of former Guide 28 thereto). The Registrant believes that such prior disclosure effectively communicated to the institutional market for money market investors when its Money Market Fund series calculate their net asset values. Please see the adopting release accompanying amendments to Rule 22c-1 in 1984 set forth in SEC
Release IC-14459, dated June 6, 1984. Accordingly, although the Registrant is adding the above-referenced new disclosure to its Prospectus for its Money Market Fund series, the Registrant reserves the right to change in the future the above-referenced new disclosure in a manner that accords with the applicable requirements of the Investment Company Act of 1940, the rules thereunder and Form N-1A.

Comment 2

   Please include the financial highlights of the Institutional Shares class in the next amendment to the registration statement relating to the Money Market Fund series.

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Mr. Keith O'Connell
February 19, 2008
Page 3


Response 2

   Accepted. The Registrant will include the financial highlights of the Institutional Shares class in the next amendment to its registration statement relating to the Money Market Fund series.

Comment 3

   Will the Registrant include the investment returns for the calendar year ended December 31, 2007 for the Institutional Shares class?

Response 3

   Yes. Investment returns for the calendar year ended December 31, 2007 for the Institutional Shares class will be included in the Registrant's registration statement when available. Note that this information may not be available for inclusion in the next amendment relating to the Capital Shares class expected to be filed on or about February 25. However, the Registrant currently expects to file another amendment to its registration statement relating to its Money Market Fund series, including the Capital Shares class, in late April 2008, and the 2007 investment returns will be included in that amendment.

Comment 4

   Please disclose the expense example for the Capital Shares class for the five- and ten-year periods, in addition to the currently disclosed one- and three-year periods. Alternatively, explain why such disclosure is not necessary.

Response 4

   The Registrant will revise the expense example for the Capital Shares class to include the five- and ten-year periods in the next amendment to its registration statement relating to the Money Market Fund series.

                                     *****

   We have been informed that: (i) the Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement filing that is the subject of this letter; (ii) the Registrant acknowledges that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this filing; and (iii) the Registrant further acknowledge that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Mr. Keith O'Connell
February 19, 2008
Page 4


   We trust that these responses adequately address your concerns. Should you have any further questions or comments, please do not hesitate to contact me at
(617) 526-6440 or Carol Robinson Schepp at (212) 295-6302.

                                                  Very truly yours,

                                                  /s/ Leonard A. Pierce
                                                  ------------------------------
                                                  Leonard A. Pierce

LAP: mhm

cc: Mr. Adam Mizock
    Ms. Carol Robinson Schepp